                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                           Form 40-F _______
                      -------

            (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes _______                                    No    X
                                                              -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Taiwan Semiconductor Manufacturing Company Ltd.


Date: June 3, 2003     By  /s/  Harvey Chang
                         --------------------------------------
                                 Harvey Chang
                                 Senior Vice President & Chief Financial Officer

                TSMC Shareholders Approved NT$0.80 Stock Dividend

Hsinchu, Taiwan, June 3, 2003 - Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM), today held a shareholders' meeting at which the shareholders approved the distribution of a stock dividend of NT$0.80 per Common Share. Each shareholder will be entitled to receive a stock dividend of 80 shares for each 1,000 shares held by such shareholder.

Mr. Harvey Chang, TSMC spokesperson and senior vice president, stated that other major conclusions of this shareholders' meeting are as follows:

1. Shareholders approved financial statements for 2002. Net sales for 2002 were NT$160,961,329 thousand, and net income was NT$ 21,610,291 thousand, with earnings per share of NT$1.14.

2. On November 29, 2000, TSMC issued 1,300,000,000 Preferred A shares, which matured on May 28, 2003. TSMC has redeemed, in accordance with its Articles of Incorporation, all the 1,300,000,000 Preferred A shares at par value of NT$10 per share, cancelled the above shares, and reduced the paid-in capital by NT$13,000,000,000.

3. Shareholders approved the capitalization of 2002 dividends and employee profit sharing. Subsequent to this capital increase, the paid-in capital of TSMC shall become NT$202,666,189,840, totaling 20,266,618,984 common shares issued.

4. TSMC completed the re-election of Directors and Supervisors of the Ninth Term. The nine Directors are Morris Chang, Jan Lobbezoo (Representative of Koninklijke Philips Electronics N.V.), F.C. Tseng, Stan Shih, Chintay Shih (Representative of Development Fund, Executive Yuan), Peter L. Bonfield, Lester C. Thurow, Jaap van Oost (Representative Koninklijke of Philips Electronics N.V.) and Rick Tsai. The three Supervisors are Robbert Brakel (Representative of Koninklijke Philips Electronics N.V.), Susan Chang (Representative of Development Fund, Executive Yuan), and Michael E. Porter. Among the nine Directors, independent directors account for three seats, increased from two previously. TSMC management team and representatives of Juridical Person Shareholders also count for three seats respectively. The constitution of TSMC Directors represents further commitment to the spirit of corporate governance.

                                  #   #   #

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-563-6688 Ext: 2075

For further information, please contact:

Mr. J.H. Tzeng                    Mr. Jesse Chou                  Ms. Shan-Shan Guo
PR Department Manager, TSMC       PR Manager, TSMC                PR Manager, TSMC
Tel: 886-3-666-5028(O)            Tel:886-3-666-5029(O)           Tel:886-3-666-5033(O)
     886-928-882-607(Mobile)          886-932-113-258(Mobile)         886-939-059-246 (Mobile)
Fax: 886-3-567-0121               Fax:03-5670121                  Fax:03-5670121
E-mail: jhtzeng@tsmc.com.tw       E-Mail: jhchoua@tsmc.com.tw     Email: ssguo@tsmc.com.tw

                  TSMC Board of Directors Unanimously Re-elects
                      Dr. Morris Chang as Chairman of TSMC

Science-Based Industrial Park, Hsin-Chu, Taiwan, June 3, 2003 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) (NYSE: TSM) today held the first meeting of the Board of Directors of the Ninth Term, at which the Board unanimously re-elected Dr. Morris Chang as Chairman of TSMC.

TSMC Spokesperson Mr. Harvey Chang noted that, at its meeting, the Board of Directors also:

1. Authorized the Chairman to determine the record date for distribution of stock dividends to common share holders as approved at the 2003 Regular Shareholders Meeting.

2. Approved the change of TSMC's registered address from "No. 121, Park Avenue 3, Science-Based Industrial Park, Hsin-Chu, Taiwan, ROC" to "No. 8, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu, Taiwan, ROC".

3. Approved the establishment of a Compensation Committee of the Board of Directors to execute corporate governance improvements.

4. Approved TSMC's sponsorship of the issuance of American Depository Receipts ("ADRs") by the Development Fund and certain other shareholders to dispose of up to 450,000,000 TSMC common shares in the form of ADRs.

                                  #   #   #

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-563-6688 Ext: 2075


For further information, please contact:

Mr. J.H. Tzeng                  Mr. Jesse Chou                  Ms. Shan-Shan Guo
PR Department Manager, TSMC     PR Manager, TSMC                PR Manager, TSMC
Tel: 886-3-666-5028(O)          Tel:886-3-666-5029(O)           Tel:886-3-666-5033(O)
     886-928-882-607(Mobile)        886-932-113-258(Mobile)         886-939-059-246 (Mobile)
Fax: 886-3-567-0121             Fax:03-5670121                  Fax:03-5670121
E-mail: jhtzeng@tsmc.com.tw     E-Mail: jhchoua@tsmc.com.tw     Email: ssguo@tsmc.com.tw